November 12, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Gary Newberry
U.S, Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Ultra Clean Holdings, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2010
Filed March 30, 2010

Form 10-Q for the Fiscal Quarter Ended April 2, 2010
Filed May 14, 2010

Form 10-Q for the Fiscal Quarter Ended July 2, 2010
Filed August 9, 2010

Response Letter Dated October 15, 2010

File No. 0-50646

Dear Mr. Newberry:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated October 27, 2010 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “10-K”) and Form 10-Q (the “10-Q”) of Ultra Clean Holdings, Inc. (the “Company”).

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are the Company’s responses to the Staff’s comments numbered 1 and 2, as set forth in the Comment Letter.

Form 10-Q for the Fiscal Quarters Ended April 2, 2010 and July 2, 2010

Condensed Consolidated Statements of Operations, page 4

1.  We note your response to prior comment 1.  Please clarify for us how your estimated effective tax rate for the year used for purposes of your interim period income tax provision considers the guidance of paragraph 740-270-30-11 of the FASB Accounting Standards Codification.

ASC 740-270-30-11 provides that the effects of changes in judgment about beginning-of-year valuation allowances and effects of changes in tax laws or rates shall be excluded from the estimated annual effective tax rate calculation.  However, ASC 740-270-25-7 provides that the effect of a change in the beginning-of-the-year balance of a valuation allowance as a result of a change in judgment about the realizability of the related deferred tax asset in future years is not apportioned among interim periods through an adjustment of the effective tax rate but is recognized in the interim period in which the change occurs.  In addition, ASC 740-270-25-4 provides that the tax benefit of a deferred tax asset, such as an operating loss carryforward from prior years, is included in the effective tax rate computation if the tax benefit is expected to be realized as a result of ordinary income in the current year.

As of the fiscal quarters ended April 2, 2010 and July 2, 2010, the Company did not change its judgment on the realizability of the estimated deferred tax assets in future years (i.e., as of December 31, 2010).  As such, the Company continued to maintain a full valuation allowance on its deferred tax assets.

The estimated annual effective tax rates for the fiscal quarters ended April 2, 2010 and July 2, 2010 includes the change in valuation allowance due to the tax benefit expected to be realized as a result of projected ordinary income for 2010. As such, the Company reduced its deferred tax assets with a corresponding reduction in the valuation allowance.

Item 4.  Controls and Procedures, page 18

2.  Based on this response to prior comment 2, it appears that the disclosure in the Forms 10-Q as of April 2, 2010 and July 2, 2010 that management performed an evaluation of internal control over financial reporting and concluded that your internal control over financial reporting was effective is not accurate.  Your response indicates that management did not perform a full evaluation of your internal controls over financial reporting at those dates.

Please amend the filings to remove the language regarding management’s evaluation of internal control over financial reporting.

The Company will amend both Forms 10-Q as of April 2, 2010 and July 2, 2010 to remove the language regarding management’s evaluation of internal control over financial reporting.

If you have any questions regarding or the responses herein provided, please call the undersigned at (510) 576-4704.

Sincerely, /s/ Kevin C. Eichler
Kevin C. Eichler Chief Financial Officer and Senior Vice President

cc:	Caroline Perry, Esq., Davis Polk & Wardwell LLP Mike Hubbard, Deloitte & Touche LLP